Condensed Interim
Consolidated Financial
Statements of HEXO Corp.

Condensed Interim Consolidated
Statements of Financial Position
(Unaudited, expressed in CAD $000’s)

As at	Note	April 30, 2019	July 31, 2018
Assets
Current assets
Cash and cash equivalents	4	$173,092	$131,626
Restricted cash	5	15,239	–
Short-term investments	4	512	113,163
Trade receivables	15	11,653	644
Commodity taxes recoverable		6,461	4,237
Prepaid expenses		10,696	4,204
Inventory	6	36,776	10,415
Biological assets	7	12,085	2,332
		$266,514	$266,621

Property, plant and equipment	8	$175,602	$54,333
Intangible assets and other longer term assets	9	5,617	4,044
Investment in joint ventures	17	47,970	–
Convertible debenture receivable	13	12,057	10,000
Long term investment	18	2,693	–
		$510,453	$334,998
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$38,055	$8,995
Excise taxes payable		2,257	–
Warrant liability	10, 11	3,707	3,130
Term loan – current	21	3,375	–
		$47,394	$12,125

Term loan	21	30,371	–
		$77,765	$12,125
Shareholders’ equity
Share capital	11	$424,383	$347,233
Share-based payment reserve	11	24,149	6,139
Warrants	11	52,175	12,635
Deficit		(68,019)	(43,134)
		$432,688	$322,873
		$510,453	$334,998

Commitments and contingencies (Note 21)
Subsequent events (Note 25)

Approved by the Board

/s/ Jason Ewart, Director
/s/ Michael Munzar, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited, expressed in CAD $000’s except share amounts)

		For the three months ended		For the nine months ended
		April 30,	April 30,	April 30,	April 30,
	Note	2019	2018	2019	2018
Gross revenue from sale of goods		$15,930	$1,240	$38,739	$3,523
Excise taxes		(2,974)	–	(6,792)	–
Net revenue from sale of goods		12,956	1,240	31,947	3,523
Ancillary revenue	23	61	–	170	–
Net revenue		13,017	1,240	32,117	3,523
Cost of goods sold	6, 16	6,577	479	15,905	1,393
Gross margin before fair value adjustments		6,440	761	16,212	2,130
Fair value adjustment on sale of inventory	6	4,665	572	9,072	2,418
Fair value adjustment on biological assets	7	(20,057)	(2,477)	(33,534)	(6,169)
Gross margin		$21,832	$2,666	$40,674	$5,881
Operating Expenses
General and administrative		10,495	2,028	23,572	5,074
Marketing and promotion		5,122	2,102	21,671	4,528
Stock-based compensation	11, 16	8,162	783	17,811	3,064
Depreciation of property, plant and equipment	8	140	163	1,166	475
Amortization of intangible assets	9	137	243	360	513
	16	$24,056	$5,319	$64,580	$13,654
Loss from operations		(2,224)	(2,653)	(23,906)	(7,773)
Revaluation of financial instruments loss	10	(1,121)	(305)	(4,273)	(4,918)
Share of loss from investment in joint venture	17	(1,067)	–	(1,712)	–
Unrealized gain/(loss) on convertible debenture receivable	13	(4,117)	–	1,862	–
Unrealized loss on investments	18	(277)	–	(277)	–
Foreign exchange gain/(loss)		(39)	138	(27)	115
Interest and financing expenses	10	(148)	–	(164)	(1,527)
Interest income	4, 13, 17	1,242	849	3,612	1,262
Net loss and comprehensive loss attributable to shareholders		$(7,751)	$(1,971)	$(24,885)	$(12,841)
Net loss per share, basic and diluted		$(0.04)	$(0.01)	$(0.12)	$(0.11)
Weighted average number of outstanding shares Basic and diluted	12	210,013,865	179,889,233	201,084,341	115,561,079

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited, expressed in CAD $000’s except share amounts)

		Number		Share-based
		common	Share	payment		Contributed		Shareholders’
For the nine months ended	Note	shares	capital	reserve	Warrants	surplus	Deficit	equity
Balance, August 1, 2018		193,629,116	$347,233	$6,139	$12,635	$–	$(43,134)	$322,873
Issuance of common shares	11	8,855,000	57,558	–	–	–	–	57,558
Issuance fees	11	–	(3,767)	–	–	–	–	(3,767)
Issuance of warrants	11	–	–	–	42,386	–	–	42,386
Exercise of stock options	11	1,445,178	1,496	(589)	–	–	–	907
Exercise of warrants	10, 11	5,615,658	14,027	–	(1,268)	–	–	12,759
Exercise of Broker/Finder warrants	11	1,866,527	7,836	–	(1,578)	–	–	6,258
Stock-based compensation	11,16	–	–	18,599	–	–	–	18,599
Net loss		–	–	–	–	–	(24,885)	(24,885)
Balance at April 30, 2019		211,411,479	$424,383	$24,149	$52,175	$–	$(68,019)	$432,688

Balance, August 1, 2017		76,192,990	$45,159	$1,562	$3,728	$1,775	$(19,785)	$32,439
Issuance of 7% unsecured convertible debentures	10	–	–	–	3,530	7,283	–	10,813
Issuance of units	11	37,375,000	139,029	–	10,471	–	–	149,500
Issuance costs	11	–	(5,870)	–	(768)	(506)	–	(7,144)
Issuance of Broker/Finder warrants	11	–	(1,486)	–	2,352	–	–	866
Conversion of 8% unsecured convertible debentures	10	15,853,887	23,462	–	–	(1,743)	–	21,719
Conversion of 7% unsecured convertible debentures	10	31,384,081	61,555	–	–	(6,809)	–	54,746
Exercise of stock options	11	382,273	484	(168)	–	–	–	316
Exercise of warrants	10, 11	15,040,838	34,027	–	(2,343)	–	–	31,684
Exercise of Broker/Finder warrants	11	3,660,164	8,114	–	(1,461)	–	–	6,652
Stock-based compensation	11	–	–	3,064	–	–	–	3,064
Net loss		–	–	–	–	–	(12,841)	(12,841)
Balance at April 30, 2018		179,889,233	$304,474	$4,458	$15,508	$–	$(32,626)	$291,814

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, expressed in CAD $000’s)

For the nine months ended	Note	April 30, 2019	April 30, 2018
Operating activities
Net loss and comprehensive loss		$(24,885)	$(12,841)
Items not affecting cash
Depreciation of property, plant and equipment	8	1,166	475
Amortization of intangible assets	9	360	513
Unrealized revaluation gain on convertible debenture	13	(1,862)	–
Unrealized revaluation gain on biological assets	7	(33,534)	(6,169)
Unrealized loss on investment	18	277	–
Accrued interest income	13	(195)	(70)
Share of loss on investment in joint venture	17	1,712	–
Non-cash interest expense	11	–	312
Fair value adjustment on inventory sold	6	9,072	2,419
Stock-based compensation	11,16	17,811	3,064
Stock-based compensation expensed through cost of sales	16	788	–
Accretion of convertible debt	10	–	1,438
Revaluation of financial instruments	10	4,273	4,918
Changes in non-cash operating working capital items
Trade receivables	15	(11,009)	22
Commodity taxes recoverable		(2,224)	(2,160)
Prepaid expenses		(6,492)	(1,991)
Inventory	6	(9,125)	(2,170)
Accounts payable and accrued liabilities		7,173	902
Interest payable	10	–	(72)
Excise taxes payable		2,257	–
Cash and cash equivalents used in operating activities		(44,437)	(11,412)
Financing activities
Issuance of common shares	11	57,558	–
Issuance fees	11	(3,767)	(6,393)
Issuance of units	10	–	149,500
Issuance of secured convertible debentures	10	–	69,000
Financing fees	11	–	(3,926)
Exercise of stock options	11	907	316
Exercise of warrants	11	19,017	35,765
Acquisition of term loan	21	33,746	–
Liability value of foreign currency denominated warrants exercised	10	(3,696)	–
Cash provided by financing activities		103,765	244,262
Investing activities
Disposal of short-term investments	4	112,651	(245,115)
Restricted cash	5	(15,239)	–
Acquisition of property, plant and equipment	8	(103,073)	(24,111)
Purchase of intangible assets	9	(1,933)	(1,114)
Investment in joint ventures	17	(7,298)	–
Acquisition of long term investment	18	(2,970)	–
Cash used in investing activities		(17,862)	(270,340)
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Decrease in cash and cash equivalents	41,466	(37,490)
Cash and cash equivalents, beginning of year	131,626	38,453
Cash and cash equivalents, end of year	$173,092	$963

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2019 and 2018
(Unaudited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (formerly The Hydropothecary Corporation) (the “Company”), is a publicly traded corporation, incorporated in Canada. The Company has one wholly-owned subsidiary, HEXO Operations Inc. (formerly 10074241 Canada Inc. and 167151 Canada Inc.) (“HOI”). HOI has one wholly-owned subsidiary Coral Health Group (together “HEXO”). HEXO is a producer of cannabis and its site is licensed by Health Canada for production and sale. Its head office is located at 240-490 Boulevard Saint-Joseph, Gatineau, Quebec, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange – American (“NYSE-A), both under the trading symbol “HEXO”.

Shareholder approval of the Company’s name change to HEXO Corp. formerly The Hydropothecary Corporation occurred August 28, 2018.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the fiscal year ended July 31, 2018, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 12, 2019.

Basis of Measurement and Consolidation

The condensed interim consolidated financial statements have been prepared on an historical cost basis except for cash and cash equivalents, restricted cash, short term investments, biological assets, convertible debenture receivable, and the warrant liability, which are measured at fair value on a recurring basis and include the accounts of the Company and entities controlled by the Company and its subsidiaries. They include its wholly-owned subsidiary, HOI (formerly 10074241 Canada Inc and 167151 Canada Inc.). They also include Coral Health Group, a wholly-owned subsidiary of HOI. They also include the accounts of 8980268 Canada Inc., a company for which HOI holds a right to acquire the outstanding shares at any time for a nominal amount. All subsidiaries are located in Canada.

Historical cost is the fair value of the consideration given in exchange for goods and services based upon the fair value at the time of the transaction of the consideration provided.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based payment and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 - inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs are unobservable inputs for the asset or liability.

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements requires the use of certain critical accounting estimates, which requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these condensed interim consolidated financial statements have been set out in Note 3 of the audited consolidated financial statements for the year ended July 31, 2018, with the exception of the new areas of significant judgements, estimates and assumptions presented below.

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(a) INVESTMENT IN ASSOCIATES AND JOINT VENTURES

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Judgment was used to determine whether the joint venture arrangements described in Note 17 should be accounted for as a joint operation or a joint venture. Given the Company has rights to the net assets of the separate legal entities, the Company has concluded they will be accounted for as joint ventures. The Company will recognize the initial investment at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the venture after the date of acquisition.

(b) FUNCTIONAL AND PRESENTATION CURRENCY

These annual consolidated financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

(c) BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation, overhead, stock-based compensation of applicable employees, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item ‘costs of goods sold’ on the statement of loss and comprehensive loss in the period that the related product is sold. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

(d) INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, amortization, stock-based compensation of applicable employees and labour involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within ‘cost of goods sold’ on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross margin before depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

(e) FINITE LIFE INTANGIBLE ASSETS

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Domain names	10 years
Health Canada licenses	20 years
Software	3 to 5 years
Patents	20 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

3. Changes to Policies and Accounting Standards and Interpretations

New IFRS Effective August 1, 2018

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;
7

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, FINANCIAL INSTRUMENTS

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Long term investment	N/A	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Term loan	N/A	Amortized cost

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statements of loss and comprehensive loss. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

8

Classification and Measurement of Financial Liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

New and Revised IFRS in Issue but Not Yet Effective

IFRS 16, LEASES

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the revised IFRS standard in issue but not yet effective on its condensed interim consolidated financial statements.

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4. Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are highly liquid investments with a maturity of 3 months or less. Short term investments are comprised of liquid investments with maturities of less than 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

			April 30, 2019	July 31, 2018
	Interest rate		Total	Total
Operating cash	–		$16,861	$1,546
High interest savings accounts	1.45%–2.10%		156,231	130,080
Total cash and cash equivalents			$173,092	$131,626

Term deposits	4.25%	maturity of 3 to 12 months	$512	$113,163
Total short-term investments			$512	$113,163

5. Restricted Cash

As at April 30, 2019, the Company had $15,239 of restricted funds. Of this, $7,522 is currently in escrow to facilitate the purchase of Hemp agreements with vendors. An amount of $4,522 shall be drawn down on a pro-rata basis based upon the delivery of Hemp and the remaining balance of $3,000 may be contributed to or drawn upon, in order to retain 15% of the future expected Hemp purchases.

A balance of $3,117 has been restricted by the supplier, to secure the implementation of greenhouse infrastructure and matures in June 2019 (Note 21).

The remaining balance of $4,600 has been restricted due to a minimum balance to be held in a debt service reserve account as required under the Company’s term loan agreement (Note 21).

6. Inventory

			April 30, 2019
		Biological asset
	Capitalized	fair value
	cost	adjustment	Total
Dried cannabis	$13,190	$16,125	$29,315
Oils	3,492	2,501	5,993
Packaging and supplies	1,468	–	1,468
	$18,150	$18,626	$36,776

The inventory expensed to cost of goods sold in the three and nine months ended April 30, 2019, were $6,165 and $14,881 respectively (April 30, 2018 – $717 and $2,977).

			July 31, 2018
		Biological asset
	Capitalized	fair value
	Cost	adjustment	Total
Dried cannabis	$2,115	$4,440	$6,555
Oils	2,281	882	3,163
Packaging and supplies	697	–	697
	$5,093	$5,322	$10,415
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7. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	April 30, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Production costs capitalized	9,188	993
Net increase in fair value due to biological transformation less cost to sell	33,778	7,340
Transferred to inventory upon harvest	(33,213)	(7,505)
Carrying amount, end of period	$12,085	$2,332

As at April 30, 2019, the fair value of biological assets included $2 in seeds and $12,083 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield by plant;
•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.
•	fair value selling price per gram less cost to complete and cost to sell.
•	destruction/wastage of plants during the harvesting and processing process.

All biological assets are classified as current assets in the statement of financial position and are considered Level 3 fair value estimates. As at April 30, 2019, it is expected that the Company’s biological assets will yield approximately 19,559 kilograms of cannabis (July 31, 2018 – 4,374 kilograms of cannabis). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

The following table summarizes the unobservable inputs for the period ended April 30, 2019:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price
Obtained through actual retail prices on a per strain basis.	$4.95 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $604 to the valuation.

Yield per plant
Obtained through historical harvest cycle results on a per strain basis.	62–125 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $726 in valuation.

Stage of growth
Obtained through the estimates of stage of completion within the harvest cycle.	Average of 29% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $762 in valuation.

Wastage
Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $1,383 in valuation.
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The following table summarizes the unobservable inputs for the period ended July 31, 2018:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price
Obtained through actual retail prices on a per strain basis.	$4.66 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $329 to the valuation.

Yield per plant
Obtained through historical harvest cycle results on a per strain basis.	50–235 grams per plant.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

Stage of growth
Obtained through the estimates of stage of completion within the harvest cycle.	Average of 32% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $320 in valuation.

Wastage
Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

8. Property, Plant and Equipment

	Balance at			Balance at
Cost	July 31, 2018	Additions	Adjustments	April 30, 2019
Land	$1,038	$–	$–	$1,038
Buildings	32,536	7,920	78,139	118,595
Leasehold Improvements	206	18,820	–	19,026
Furniture and equipment	1,661	2,483	–	4,144
Cultivation and production equipment	4,031	23,106	–	27,137
Vehicles	151	399	–	550
Computers	659	1,015	–	1,674
Construction in progress	15,433	71,219	(78,139)	8,513
	$55,715	$124,962	$–	$180,677

	Balance at			Balance at
Accumulated depreciation	July 31, 2018	Depreciation	Adjustments	April 30, 2019
Land	$–	$–	$–	$–
Buildings	533	2,087	–	2,620
Leasehold Improvements	9	84	–	93
Furniture and equipment	527	398	(335)	590
Cultivation and production equipment	69	843	335	1,247
Vehicles	56	42	–	98
Computers	188	239	–	427
	$1,382	$3,693	$–	$5,075
Net carrying value	$54,333			$175,602

As at April 30, 2019, there was $25,809 (July 31, 2018 – $3,920) of property, plant and equipment in accounts payable and accrued liabilities. During the nine months ended April 30, 2019, the Company capitalized $2,527 of depreciation to inventory. During the nine months ended April 30, 2019, the Company capitalized borrowing costs to buildings in the amount of $Nil (July 31, 2018 – $994).

Adjustments reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

12

	Balance at			Balance at
Cost	July 31, 2017	Additions	Adjustments	July 31, 2018
Land	$358	$680	$–	$1,038
Buildings	3,745	3,930	24,861	32,536
Leasehold Improvements	–	206	–	206
Furniture and equipment	900	1,233	(472)	1,661
Cultivation and production equipment	380	3,165	486	4,031
Vehicles	114	33	4	151
Computers	234	425	–	659
Construction in progress	605	39,707	(24,879)	15,433
	$6,336	$49,379	$–	$55,715

	Balance at			Balance at
Accumulated depreciation	July 31, 2017	Depreciation	Adjustments	July 31, 2018
Land	$–	$–	$–	$–
Buildings	194	339	–	533
Leasehold Improvements	–	9	–	9
Furniture and equipment	165	195	167	527
Cultivation and production equipment	23	213	(167)	69
Vehicles	26	30	–	56
Computers	78	110	–	188
	$486	$896	$–	$1,382
Net carrying value	$5,850			$54,333

9. Intangible Assets and Other Longer Term Assets

	Balance at			Balance at
Cost	July 31, 2018	Additions	Adjustments	April 30, 2019
ACMPR License	$2,545	$–	$–	$2,545
Software	1,800	1,347	–	3,147
Domain names	585	–	–	585
Patents	–	798	–	798
Other longer term assets and capitalized transaction costs	312	–	(212)	100
	$5,242	$2,145	$(212)	$7,175

	Balance at			Balance at
Accumulated amortization	July 31, 2018	Amortization	Adjustments	April 30, 2019
ACMPR License	$403	$95	$–	$498
Software	786	210	–	996
Domain name	9	41	–	50
Patents	–	14	–	14
	$1,198	$360	$–	$1,558
Net carrying value	$4,044			$5,617

Software includes $548 relating to managerial software and an online sales platform (July 31, 2018 - $258) not yet available for use. Accordingly, no amortization has been taken during the nine months ended April 30, 2019 on these inactive assets. As at April 30, 2019, there was $130 (July 31, 2018 – $266) of intangible assets in accounts payable and accrued liabilities. The adjustment represents capitalized transaction costs being allocated to the joint venture Truss investment (Note 17a).

13

	Balance at		Disposals/	Balance at
Cost	July 31, 2017	Additions	adjustments	July 31, 2018
ACMPR License	$2,545	$–	$–	$2,545
Software	651	1,149	–	1,800
Domain names	–	585	–	585
Other longer term assets and capitalized transaction costs	–	312	–	312
	$3,196	$2,046	$–	$5,242

	Balance at		Disposals/	Balance at
Accumulated amortization	July 31, 2017	Amortization	adjustments	July 31, 2018
ACMPR License	$277	$126	$–	$403
Software	156	630	–	786
Domain name	–	9	–	9
	$433	$765	$–	$1,198
Net carrying value	$2,763			$4,044

During the fiscal year ended July 31, 2018, the Company conducted a review of its intangible assets, which resulted in changes in the expected usage of its software. Certain assets, which management previously intended to use for 5 years from the date of purchase were replaced during the fiscal year as well as September 2018. As a result, the expected useful lives of these assets decreased. The effect of these changes on actual and expected depreciation expense, in current and future years respectively is as follows.

	2019	2020	2021	2022		Later
(Decrease) increase in amortization expense	$(87)	$(119)	$(100)	$(3)	$	Nil

10. Convertible Debentures

	2017 unsecured	2018 unsecured
	convertible	convertible
	debentures 8%	debentures 7%	Total
Balance at July 31, 2017	20,639	–	20,639
Gross proceeds	–	69,000	69,000
Issuance costs	–	(4,792)	(4,792)
Warrants, net of issuance costs	–	(3,285)	(3,285)
Conversion feature, net of issuance costs	–	(6,777)	(6,777)
Accretion	814	554	1,368
Conversion of debenture	(21,453)	(54,700)	(76,153)
Balance at July 31, 2018	–	–	–
14

2017 Secured Convertible Debentures

During the three and nine months ended April 30, 2019, 107,142 and 577,979, warrants were exercised for total proceeds of $108 and $571 respectively (US$81 and US$439, based on an exercise price of US$0.76). On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the liability value of the warrants exercised was $3,696 (US$2,830); using the following variables:

•	stock prices ranging from $5.90 to $8.95;
•	expected life of 12 months;
•	$Nil dividends;
•	70% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.77%;
•	USD/CAD exchange rate of various.

The exercise of these warrants resulted in an increase to share capital of $4,278.

The remaining warrant liability was revalued on April 30, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $3,707 (US$2,761); with a stock price of US$7.78; expected life of 12 months; $Nil dividends; 65% volatility based upon historical data; risk free interest rate of 1.55%; and USD/CAD exchange rate of 1.3423. The loss on the revaluation of the warrant liability for the three and nine months ended April 30, 2019 was ($1,121) and ($4,273) (April 30, 2018 – ($305) and ($4,918)), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

The following table summarizes warrant liability activity during the nine months ended April 30, 2019 and fiscal year ended July 31, 2018.

	April 30, 2019	July 31, 2018
Opening balance	$3,130	$1,356
Granted	–	–
Expired	–	–
Exercised	(3,696)	(3,317)
Revaluation due to foreign exchange	4,273	5,091
Closing balance	$3,707	$3,130

2017 Unsecured Convertible Debentures 8%

Interest related to the 2017 8% unsecured convertible debentures (which were converted during fiscal 2017) expensed to the statement of loss and comprehensive loss amounted to $Nil and interest capitalized to property, plant, and equipment was $Nil for both the three and nine months ended April 30, 2019 (April 30, 2018 – $Nil and $815 respectively). Accretion for the three and nine months ended April 30, 2019 was $Nil and $Nil respectively (April 30, 2018 – $Nil and $1,438).

2018 Unsecured Convertible Debentures 7%

On November 24, 2017, the Company issued $69,000 principal amount of unsecured debentures through a brokered private placement. The debentures bear interest at 7% per annum and mature on November 24, 2020. Interest will be accrued and paid semi-annually in arrears. The debentures were convertible into common shares of the Company at $2.20 at the option of the holder. The Company may force the conversion of the debentures on 30 days prior written notice should the daily weighted average trading price of the common shares of the Company be greater than $3.15 for any 10 consecutive trading days. The debenture holders received 15,663,000 warrants, 227 for every $1,000 unit. The warrants have a two-year term, expiring November 24, 2019, and have an exercise price of $3.00. The Company has the right to accelerate the expiry of the warrants should the closing trading price of the common shares of the Company be greater than $4.50 for any 10 consecutive trading days.

On initial recognition, the residual method was used to allocate the fair value of the warrants and conversion option. The fair value of the liability component was calculated as $58,187 using a discount rate of 14%. The residual proceeds of $10,813 were allocated between the warrants and conversion option on a pro-rata basis relative to their fair values. The fair values of the warrants and conversion option were determined using the Black-Scholes-Merton option pricing model.

15

The warrants were valued with a fair value $8,648 using the following assumptions:

•	stock price of $2.62;
•	expected life of one year;
•	$Nil dividends; 65% volatility; based upon comparative market indicators and historical data
•	risk free interest rate of 1.25%.

The conversion option was valued with a fair value of $17,843 using the following assumptions:

•	stock price of $2.62;
•	expected life of three months;
•	$Nil dividends; 65% volatility; based upon comparative market indicators and historical data
•	risk free interest rate of 1.25%.

Based on the fair value of the warrants and conversion option, the residual proceeds of $10,813 were allocated as $3,530 to the warrants and $7,283 to the conversion option, less allocation of issuance costs.

In connection with the closing of the debentures, the Company paid a placement fee of $3,450 from the gross proceeds of the financing and incurred an additional $476 of issuance costs. The Company also issued broker warrants exercisable to acquire 1,568 common shares at an exercise price of $3.00 per share.

The broker warrants were attributed a fair value of $866 based on the Black-Scholes-Merton option pricing model with the following assumptions:

•	stock price of $2.62;
•	expected life of 1 year;
•	$Nil dividends;
•	65% volatility; based upon comparative market indicators and historical data
•	risk free interest rate of 1.25%.

The total issuance costs amounted to $4,792 and were allocated on pro-rata basis as follows: Debt – $4,041, Conversion option – $506, and the Warrants – $245.

On December 15, 2017 the Company announced that it had elected to exercise its right to convert all of the outstanding principal amount of the Company’s 7.0% Debentures and unpaid accrued interest thereon into Common Shares. The Company became entitled to force the conversion of the 7.0% Debentures on December 13, 2017 on the basis that the VWAP of the Common Shares on the TSXV for 10 consecutive trading days was equal to or exceeded $3.15. For the 10 consecutive trading days preceding December 13, 2017, the VWAP of the Common Shares was $3.32. The Company provided the holders of the 7.0% Debentures with the required 30 days advance written notice of the conversion, and the effective date for the conversion was January 15, 2018.

Pursuant to the conversion of the 7.0% Debentures, holders of the 7.0% Debentures received 454.54 Common Shares for each $1,000 principal amount of 7.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 7.0% Debentures for the period from December 31, 2017 (the interest payment scheduled for December 31, 2017 was paid in cash) up to, but excluding the conversion date, was $2.92 and 7.0% Debenture holders received an additional 1.33 Common Shares for each $1,000 principal amount of 7.0% Debentures held on account of accrued and unpaid interest, for a total of 455.87 Common Shares for each $1,000 principal amount of 7.0% Debentures held. Accordingly, at the date of conversion the carrying value of the debentures of $54,700, interest payable paid through shares of $46 and the conversion feature of $6,809 resulted in the cumulative increase to share capital of $61,555.

There exists no convertible debt as at April 30, 2019.

16

11. Share Capital

(a) Authorized

An unlimited number of common shares

(b) Issued and Outstanding

During the first quarter of fiscal 2018, 481,896 warrants with exercise prices of $0.75 and US$0.70 were exercised for proceeds of $406, resulting in the issuance of 481,896 common shares.

During the second quarter of fiscal 2018, the Company issued 15,687,500 common shares from the conversion of the 8% unsecured convertible debentures and 166,387 common shares in lieu of accrued interest, as described Note 10 Convertible debentures.

On January 2, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date of the common share purchase warrants issued under the 8% convertible debentures. The Company became entitled to accelerate the expiry date of the warrants on December 27, 2017 on the basis that the closing trading price of the Common Shares on the TSXV exceeded $3.00 for 15 consecutive trading days. The expiry date for the warrants was accelerated from July 18, 2019 to February 1, 2018. During the second quarter of fiscal 2018, the Company issued 7,799,960 common shares related to the exercise of warrants associated with the 8% convertible debentures.

During the second quarter of fiscal 2018, the Company issued 31,363,252 common shares from the conversion of the 7% unsecured convertible debentures and 20,829 common shares in lieu of accrued interest, as described Note 10 Convertible debentures. The Company issued 2,922,393 common shares related to the exercise of warrants from the 7% unsecured convertible debentures.

During the second quarter of fiscal 2018, in addition to common shares issued related to the exercise of warrants associated with the convertible debentures, 5,025,627 warrants with exercise prices of $0.75 and US$0.70 were exercised, resulting in the issuance of 5,021,940 common shares. Total proceeds from the exercise of warrants were $30,937.

On January 30, 2018 the Company closed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for gross proceeds of $149,500. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $5.60 per share for a period of two years. The fair value of the warrants at the date of grant was estimated at $0.56 per warrants based on the following weighted average assumptions:

•	stock price of $3.93;
•	expected life of 1 year;
•	$Nil dividends;
•	65% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.25%.

Total cash share issue costs amounted to $6,380 which consisted of underwriters’ commissions of $5,980, underwriters’ expenses of $10, underwriters’ legal fees of $97 and incurred $311 of additional cash issuance costs. In addition, the Company issued an aggregate of 1,495 compensation warrants to the underwriters at a fair value of $1,486. The compensation warrants have an exercise price of $4.00 and expire January 30, 2020. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions:

•	stock price of $3.93;
•	expected life of 1 year;
•	$Nil dividends;
•	65% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 1.25%.

The Company allocated $7,342 of the issuance costs to the common shares and $523 to the warrants.

During the third quarter of fiscal 2018, 2,475 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $4,423, resulting in the issuance of 2,475 common shares.

On May 24, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date governing the common share purchase warrants issued November 24, 2017. Pursuant to the terms of the warrant indenture the Company elected its right to accelerate the expiry date of the remaining 5,261,043 warrants from November 24, 2019 to June 25, 2018. As at the date of expiry all warrants were exercised. The accelerated expiry date also applied to the remaining 1,568,181 compensation warrants originally issued to certain investment banks on November 24, 2017. As at the date of expiry 1,505,453 compensation warrants were exercised and 62,728 warrants expired.

17

During the fourth quarter of fiscal 2018, 13,214,883 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $38,601, resulting in the issuance of 13,214,883 common shares.

On October 4, 2018 the Company closed its transaction with joint venture partner Molson Coors in which the Company granted 11,500,000 warrants at a price of $6.00 per warrant. Each warrant is exercisable into one common share at a price of $6.00 per share for a period of three years. The fair value of the warrants at the date of grant was estimated at $3.69 per warrants based on the following weighted average assumptions :

•	stock price of $8.45;
•	expected life of 1.5 years;
•	$Nil dividends;
•	65% volatility based upon comparative market indicators and historical data;
•	risk free interest rate of 0.75%.

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its marketed offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fee’s accumulated to $3,767 for total net proceeds of $53,791.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $1,307, which resulted in the issuance of 682,678 common shares.

During the third quarter of fiscal 2019, 3,661,761 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $8,425, resulting in the issuance of 3,661,761 common shares.

As at April 30, 2019, there were 211,411,479 common shares outstanding and 30,442,793 warrants outstanding.

The following is a summary of warrants on April 30, 2019.

	Number
	outstanding	Book value
Warrants issued with $0.75 Units
Exercise price of $0.83 expiring May 19, 2019	19,332	$4
Exercise price of $0.83 expiring June 2, 2019	333,330	60
Exercise price of $0.83 expiring June 23, 2019	66,672	12
Exercise price of $0.83 expiring July 21, 2019	33,336	6
Exercise price of $0.83 expiring August 18, 2019	66,672	12
2016 unsecured convertible debenture warrants
Exercise price of $0.83 expiring July 18, 2019	66,666	10
2018 Equity financing
Exercise price of $5.60 expiring January 30, 2020	17,644,035	9,484
Broker / Consultant warrants
Exercise price of $0.75 expiring November 3, 2021	175,618	78
Exercise price of $0.75 expiring March 14, 2022	144,282	100
Joint Venture Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386
	30,049,943	52,152
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expiring November 14, 2019	392,850	3,707
	30,442,793	$55,858
18

The following table summarizes warrant activity during the nine months ended April 30, 2019 and fiscal year ended July 31, 2018.

		April 30, 2019		July 31, 2018
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period	26,425,504	$4.35	20,994,123	$1.31
Expired during the period	(526)	–	(62,728)	3.00
Issued during the period	11,500,000	6.00	37,413,681	4.34
Exercised during the period	(7,482,185)	1.93	(31,919,572)	2.33
Outstanding, end of the period	30,442,793	$5.55	26,425,504	$4.35

Exercised during the period were 1,866,527 broker compensation warrants which had a range of market prices at the time of exercise of $5.27 and $8.45.

Stock Option Plan

The Company has a share option plan (the “Plan”) adopted in July 2018, that is administered by the Board of Directors who establish exercise prices and expiry dates, which are up to 10 years from issuance as determined by the Board at the time of issuance. Unless otherwise determined by the Board, options issued under the Plan vest over a three-year period except for options granted to consultants or persons employed in investor relations activities (as defined in the policies of the TSX) which vest in stages over 12 months with no more than ¼ of the options vesting in any three-month period. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 21,141,148 common shares as at April 30, 2019. Options issued prior to July 2018 under the outgoing plan do not contribute to the available option pool reserved for issuance. As of April 30, 2019, the Company had 14,365,333 issued and outstanding under the Plan.

The following table summarizes the stock option grants during the nine months ended April 30, 2019 and fiscal year ended July 31, 2018.

		Options granted
		Executive and	Non-executive
Grant date	Exercise price	directors	employees	Vesting terms	Vesting period
September 8, 2017	$1.37	650,000	1,000	Terms A	10 years
November 6, 2017	$2.48	125,000	3,000	Terms A	10 years
December 4, 2017	$2.69	1,750,000	20,000	Terms B	10 years
January 29, 2018	$4.24	–	261,000	Terms A, C	10 years
March 12, 2018	$3.89	325,000	–	Terms A	10 years
April 16, 2018	$4.27	845,000	61,500	Terms A	10 years
June 8, 2018	$5.14	–	441,000	Terms A	10 years
July 11, 2018	$4.89	4,325,000	1,366,500	Terms A	10 years
September 17, 2018	$7.93	650,000	523,500	Terms A	10 years
November 22, 2018	$5.92	–	440,000	Terms A	10 years
December 17, 2018	$5.09	74,000	227,500	Terms A, D	10 years
February 19, 2019	$7.13	615,000	626,000	Terms A	10 years
February 21, 2019	$7.46	3,333,333	–	Terms E	10 years
March 20, 2019	$8.50	325,000	1,077,500	Terms A	10 years
April 17, 2019	$8.24	–	1,132,500	Terms A	10 years

Vesting terms A –	One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.
Vesting terms B –	Half of the options will vest immediately, and the balance will vest annually over three years thereafter.
Vesting terms C –	Based upon organ3izational milestones.
Vesting terms D –	54,000 of the options granted to a director will fully vest 6-months from the grant date.
Vesting terms E –

In addition to the standard vesting terms A, the grant defines an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

19

The following table summarizes stock option activity during the nine months ended April 30, 2019 and the fiscal year July 31, 2018.

		April 30, 2019		July 31, 2018
	Options	Weighted average	Options	Weighted average
	issued	exercise price	issued	exercise price
Opening balance	14,388,066	$3.02	5,748,169	$0.68
Granted	9,024,333	7.58	10,174,000	4.16
Forfeited	(526,492)	4.55	(626,830)	3.44
Exercised	(1,445,178)	0.63	(907,273)	0.65
Closing balance	21,440,729	$5.06	14,388,066	$3.02

Total options issued and outstanding under the Plan were 21,440,729 as April 30, 2019. The weighted average share price at the time of exercise during the period was $8.37 (July 31, 2018 – $4.31).

The following table summarizes information concerning stock options outstanding as at April 30, 2019.

		Weighted average		Weighted average
		remaining contractual		remaining contractual
Exercise price	Number outstanding	life (years)	Number exercisable	life (years)
$ 0.16	225,000	0.01	225,000	0.01
0.58	540,900	0.14	540,900	0.63
0.75	1,892,500	0.62	1,383,004	2.01
1.27	559,602	0.20	439,178	0.69
1.37	461,394	0.18	135,894	0.24
2.48	128,000	0.05	53,334	0.09
2.69	1,695,000	0.68	1,180,000	2.12
3.89	325,000	0.13	108,334	0.20
4.24	258,000	0.11	86,000	0.16
4.27	882,000	0.37	294,000	0.55
4.89	5,593,500	2.40	350,000	0.67
5.14	108,000	0.05	–	–
7.93	1,088,500	0.48	–	–
5.92	395,000	0.18	–	–
5.09	286,500	0.13	–	–
7.13	1,203,500	0.55	–	–
7.46	3,333,333	1.53	–	–
8.50	1,377,500	0.64	–	–
$ 8.24	1,087,500	0.51	–	–
	21,440,729	8.95	4,795,644	7.37

Stock-based Compensation

For the three and nine months ended April 30, 2019, the Company recorded $8,565 and $18,599 respectively (April 30, 2018 – $782 and $3,064) in stock-based compensation expense related to employee options, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 16 for stock based compensation allocation by expense group). In determining the amount of stock-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	April 30, 2019	January 31, 2018
Exercise price	$0.75–$8.50	$0.16–$4.24
Risk-free interest rate	1.54%–2.42%	2.13%-2.29%
Expected life of options (years)	5-7	7
Expected annualized volatility	64%–75%	65%
20

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three and nine month period ended April 30, 2019, the Company realized $403 and $788 (April 30, 2018 – $Nil and $Nil) of stock-based compensation expenses through cost of sales based upon those expenses applicable to direct and indirect labour in the selling and production process.

12. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	April 30, 2019	July 31, 2018
Options	21,440,729	14,388,066
Warrants issued with $0.75 units	519,342	3,234,960
2015 Secured convertible debentures warrants	–	1,318,332
2016 Unsecured convertible debenture warrants	66,666	100,002
2017 Secured convertible debenture warrants	392,850	928,542
2018 Equity warrants	17,644,035	18,570,500
Joint venture issued warrants	11,500,000	–
Convertible debenture broker/finder warrants	319,900	2,273,168
	51,883,522	40,813,570

13. Convertible Debenture Receivable

On July 26, 2018, the Company purchased $10,000 in the form of unsecured and subordinated convertible debentures to an unrelated entity, Fire and Flower (“F&F”). The convertible debenture bears interest at 8%, paid semi-annually, matures July 31, 2020 and includes a conversion feature to convert the debenture into common shares of F&F at the lower of $1.15 and the share price as defined within the agreement. The Company obtained the debenture as a part of a strategic investment into the private retail cannabis market. The debentures may be converted into common shares or a loan on July 31, 2020, which bears interest at 12%, at the holders option.

For the three and nine months ended April 30, 2019, the Company’s debenture (decreased)/increased by ($4,117) and $1,862, respectively (April 30, 2018 – $Nil and $Nil) due to fair value adjustments. At period end, the level 2 instrument convertible debenture receivable was fair valued using the F&F April 30, 2019 public market rate of $1.36 and totalled $12,057 (July 31, 2018 – $10,000). Accrued unpaid interest amounted to $195.

14. Segmented Information

The Company operates in one operating segment.

All property, plant and equipment and intangible assets are located in Canada.

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15. Financial Instruments

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at April 30, 2019, the Company had short term investments and term loan debt of $512 and $33,746 respectively.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at April 30, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and British Columbia as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the nine months period ended April 30, 2019 is $9 (April 30, 2018 - $76).

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debenture receivable represents the maximum exposure to credit risk and as at April 30, 2019; this amounted to $212,553.

The following table summarizes the Company’s aging of receivables as at April 30, 2019 and July 31, 2018:

	April 30,	July 31,
	2019	2018
	$	$
0–30 days	10,319	262
31–60 days	457	188
61–90 days	522	91
Over 90 days	355	103
Total	11,653	644

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from two crown corporations representing 88% and 87% (April 30, 2018 – Nil% and Nil%) of total sales in the three and nine months ended April 30, 2019.

The Company holds trade receivables from two crown corporations representing 87% of total trade receivables as of April 30, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at April 30, 2019, the Company had $173,604 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current and long term portions of the term loan with total carrying amounts and contractual cash flows amounting to $77,765 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The carrying value of the term loan approximates its fair value as there has been no change the Company’s risk profile and no changes to the underlying interest rate.

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16. Operating Expenses by Nature

	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Stock based compensation	$8,162	$783	$17,811	$3,064
Marketing and promotion	3,113	597	15,132	1,211
Salaries and benefits	5,776	1,776	13,247	4,322
Consulting	1,814	933	4,735	1,626
Facilities	1,990	188	4,443	476
Professional fees	1,581	336	4,258	828
General and administrative	708	161	2,109	759
Travel	635	138	1,319	380
Depreciation of property, plant and equipment	140	163	1,166	475
Amortization of intangible assets	137	243	360	513
Total	$24,056	$5,318	$64,580	$13,654

The following table summarizes the nature of stock based compensation in the period:

	For the three months ended	For the nine months ended
	April 30, 2019	April 30, 2019
General and administrative related stock based compensation	$7,395	$16,557
Marketing and promotion related stock based compensation	767	1,254
Total operating expense related stock based compensation	8,162	17,811
Stock based compensation expensed through cost of sales	403	788
Total stock based compensation	$8,565	$18,599

17. Investment in Joint Ventures

(a) Truss Joint Venture

	April 30, 2019	July 31, 2018
Opening Balance	$–	$–
Cash consideration of investment	6,375	–
Fair value of warrant consideration	42,386	–
Capitalized transaction costs	721	–
Share of net loss	(1,712)	–
Ending Balance	$47,770	$–

On October 4, 2018, the formation of the joint venture Truss between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up company with its own board of directors and an independent management team and is incorporated in Canada. Truss is private company and its principle activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages and is currently operating in Gatineau, Quebec.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and controlling the remaining 42.5% . In connection with the transaction HEXO has granted the Partner 11,500,000 common share warrants at an exercise price of $6.00 for a period of 3 years.

Included in the initial investment cost is the capitalized fair value $42,386 of warrant consideration (see Note 11 for fair value inputs and assumptions).

Transaction costs of $721 in respect to the definitive agreement to form the joint venture were capitalized.

The joint venture is accounted for using the equity method. During the three and nine months period ended April 30, 2019, the Company’s share in the net loss of Truss was $1,067 and $1,712 respectively (July 31, 2018 – $Nil and $Nil).

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(b) Belleville Complex Inc Joint Venture

On October 31, 2018, the Company acquired a 25% interest in the joint venture Belleville Complex Inc. (“BCI”) with a related party holding the remaining 75% in BCI. The joint venture purchased a configured 2 million sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were fully repaid during the period and interest income of $184 was realized.

As a part of the agreement, the Company will be the anchor tenant for a period of 20 years. Consideration for the 25% interest on the joint venture is deemed $Nil. The carrying value of BCI as at April 30, 2019 is $Nil (July 31, 2018 - $Nil).

(c) HEXOMed Joint Venture

HEXOMed is a Greece based joint venture established with partner QNBS and will serve as the Company’s entry point into the European medical cannabis markets. On January 31, 2019, the Company contributed an initial 50,000€ to HEXOMed for a 33.34% share in the entity’s equity. Under the investment agreement, the Company will contribute a total of 250,000€ for a 33.34% interest in HEXOMed with an option to contribute an additional 500,000€ and increase its interest to 50%. The carrying value of HEXOMed as at April 30, 2019 is $200 (July 31, 2018 - $Nil).

18. Long-term Investment

Fire & Flower Inc.

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in the entity F&F for proceeds of $2,970. The subscription receipts converted to common shares of F&F at a 1:1 ratio on February 19, 2019 upon the commencement of trading on the TSX Venture and held an initial fair value of $2,970. The Level 1 long term investment and associated change in fair value as at April 30, 2019, is $2,693 and ($277), respectively.

19. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 8.05% of the outstanding shares of the Company as at April 30, 2019 (April 30, 2018 – 9.44%).

Compensation provided to key management during the period was as follows:

	For the three months ended		For the nine months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Salary and/or consulting fees	$1,698	$447	$3,429	$1,293
Bonus compensation	113	198	328	212
Stock-based compensation	6,207	555	13,506	2,564
Total	$8,018	$1,220	$17,263	$4,069

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

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On July 11, 2018, the Company granted certain directors and executives of the Company a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain directors and executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain directors and executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives of the Company a total of 1,750,000 stock options with an exercise price of $2.69, of which half of the options will vest immediately, and the balance will vest annually over three years thereafter with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain directors of the Company a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

20. Capital Management

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements.

As at April 30, 2019 total managed capital was comprised of shareholders’ equity of $432,688 (July 31, 2018 – $322,873). There were no changes in the Company’s approach to capital management during the period.

21. Commitments and Contingencies

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years is as follows:

2019	$34,405
2020	11,053
2021	6,654
2022	5,338
2023	5,269
Thereafter	80,195
$142,914

Inclusive of the commitments balance is $100,873 related to the Belleville Complex Inc 20-year anchor tenant agreement ending September 7, 2038 (Note 17) and additional lease commitments amounting to $1,912.

Letter of Credit

On June 28, 2018, the Company executed a letter of credit with a Canadian credit union as required under an agreement with a public utility provider entitling the Company up to a maximum limit of $3,117 subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issue. The credit facility is secured by a guaranteed investment certificate (“GIC”). As at April 30, 2019, the letter of credit has not been drawn upon (July 31, 2018 – $Nil) and is in compliance with the specified requirements.

Surety Bond

On June 28, 2018, the Company entered into an indemnity agreement to obtain a commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $2,000. The bond bears a premium at 0.1% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada.

Term Loan

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility up to $135 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants. The Company shall repay at minimum 2.5% of the outstanding balance each quarter per the terms of the credit facility agreement. The term loan possess several covenants which the Company has met as of April 30, 2019.

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On February 14, 2019, the Company received $35,000 and incurred financing costs to secure the loan of $1,254.

As of April 30, 2019, the Company has drawn a total of $35,000 on the term loan. Of which $3,500 is due within 12 months in according with the terms of the credit facility. Carrying value net of deferred financing costs of total term loan is $33,746.

The total interest expense was $54 and total accretion of deferred financing costs was $94 for the three months ended April 30, 2019.

The following table illustrates the maturity schedule of the term loan:

	Current		Non-current
April 30, 2019	0 to 6 months	6 to 12 months	1 to 3 years
Term loan	$1,750	$1,750	$31,500

22. Fair Value of Financial Instruments

The carrying values of the financial instruments as at January 31, 2019 are summarized in the following table:

			Financial assets	Financial liabilities
		Amortized	designated as	designated
	Note	costs	FVTPL	as FVTPL	Total
Assets		$	$	$	$
Cash and cash equivalents	4	–	173,092	–	173,092
Restricted cash	5	–	15,239	–	15,239
Short-term investments	4	–	512	–	512
Trade receivables		11,653	–	–	11,653
Convertible debenture receivable	13	–	12,057	–	12,057
Long term investment	18	–	2,693	–	2,693
Liabilities		$	$	$	$
Accounts payable and accrued liabilities		38,055	–	–	38,055
Warrant liability	10	–	–	3,707	3,707
Term loan	21	33,746	–	–	33,746

The carrying values of trade receivables, accounts payable, accrued liabilities and the term loan approximate their fair values due to their relatively short periods to maturity.

23. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 1. During the three and nine months period ended April 30, 2019 the Company realized net revenues of $61 and $170 respectively (April 30, 2018 – $Nil and $Nil) related to management fees.

24. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the current presentation, none of which were material with the exception of the reclassification of $92,284 of high interest savings from short term investments to cash and cash equivalents.

25. Subsequent Events

Acquisition of Newstrike Brands Ltd.

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike Brands Limited (“Newstrike”) through a plan of arrangement. Newstrike is a licensed producer of cannabis operating in Ontario, Canada. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

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Following the acquisition, the Newstrike shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of Newstrike warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A will continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the acquisition, the Company issued a total of 35,394,041 common shares to the former shareholders of Newstrike and reserved an additional 2,011,863 and 7,196,166 common shares for issuance to the former holders of the Newstrike options and the holders of the Newstrike warrants, respectively.

Exercise of Warrants

Subsequent to the period ended April 30, 2019 and prior the reporting date, 7,130,827 common shares were issued due to the exercise of the January 2018 warrants which hold a strike price of $5.60 per warrant. The total cash injection to the Company was $39,933.

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